UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF MAY 2008 (NO. 3)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]


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Entry into Merger Agreement

On May 19, 2008, Tower Semiconductor Ltd. ("Tower") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Jazz Technologies, Inc. (the "Jazz") and Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Tower ("Merger Sub").

Pursuant to the Merger Agreement, Merger Sub will be merged with and into Jazz, with Jazz continuing as the surviving corporation and a wholly-owned subsidiary of Tower (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding share of common stock of Jazz will be converted into the right to receive 1.8 (the "Exchange Ratio") ordinary shares of Tower. The Merger Agreement provides that at the Effective Time, each outstanding option of Jazz and each outstanding warrant of Jazz will be assumed by Tower and will become exercisable for ordinary shares of Tower. The number of shares subject to each option and warrant and the applicable exercise prices will be adjusted based on the Exchange Ratio. All other terms of such options and warrants will continue after the Effective Time. The board of directors of Jazz has approved the Merger Agreement and the Merger.

Prior to the Effective Time, Tower will execute a supplemental indenture providing that each holder of Jazz's 8% convertible senior notes due 2011 then outstanding will have the right to convert such notes into ordinary shares of Tower based upon the conversion rate in effect immediately prior to the Effective Time. The Merger is intended to constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligations of the parties to consummate the Merger are subject to certain conditions in favor of both parties. The closing of the transactions contemplated by the Merger Agreement is expected to take place in the second half of calendar 2008.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 hereto, and is incorporated into this report by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Tower or Jazz. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Tower and Jazz to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Tower and Jazz rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Tower or Jazz.

On May 19, 2008, Tower and Jazz issued a joint press release announcing their entry into the Merger Agreement, which is attached as Exhibit 99.1 hereto, and is incorporated into this report by reference.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to
0.35 and Fab 2 featuring 0.18 and 0.13-micron. Tower's web site is located at http://www.towersemi.com.

ABOUT JAZZ TECHNOLOGIES AND JAZZ SEMICONDUCTOR

Jazz Technologies(TM) (AMEX:JAZ - News) is the parent company of Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company's broad product portfolio includes digital CMOS and specialty technologies, such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. These technologies are designed for customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Jazz customers target the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Jazz's executive offices and its U.S. wafer fabrication facilities are located in Newport Beach, CA. Jazz Semiconductor also has engineering and manufacturing support in Shanghai, China. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower's proposed merger with Jazz. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower's and Jazz's business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the "SEC") and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower's and Jazz's respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this Form 6-K and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this Form 6-K as a result of new information, future events or otherwise.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660,
Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower's executive officers and directors is included in Tower's Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007. Additional information regarding the executive officers and directors of Jazz is included in Jazz's Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (1) all effective registration statements filed by us under the Securities Act of 1933 and (2) our Registration Statement No. 333-148747 on Form F-3, as amended.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

2.1 Agreement and Plan of Merger and Reorganization by and among Jazz Technologies, Inc., Armstrong Acquisition Corp. and the Registrant, dated as of May 19, 2008.

99.1           Joint Press Release issued May 19, 2008.*

*Incorporated by reference from Tower's Form 425 filed on May 19, 2008.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                TOWER SEMICONDUCTOR LTD.



Date: May 20, 2008                              By: /s/ Nati Somekh Gilboa
                                                --------------------------
                                                Nati Somekh Gilboa

                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

2.1 Agreement and Plan of Merger and Reorganization by and among Jazz Technologies, Inc., Armstrong Acquisition Corp. and the Registrant, dated as of May 19, 2008.

99.1           Joint Press Release issued May 19, 2008.*

*Incorporated by reference from Tower's Form 425 filed on May 19, 2008.